Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

SUPPLEMENTARY NOTICE

OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

Reference is made to the notice of the first extraordinary general meeting 2012 (the “Notice”) of China Life Insurance Company Limited (the “Company”) dated 25 May 2012. As set out in the Notice, the board of directors (the “Board”) of the Company resolved to propose the ordinary resolutions contained in the Notice at the first extraordinary general meeting 2012 of the Company (the “EGM”) to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 10 July 2012 at 9:30 a.m., for its shareholders’ consideration and approval.

SUPPLEMENTARY NOTICE IS HEREBY GIVEN that in addition to the resolutions contained in the Notice, the following supplementary ordinary resolutions proposed by China Life Insurance (Group) Company (the controlling shareholder of the Company, holding approximately 68.37% of the issued share capital of the Company) were submitted to the Company in accordance with the articles of association of the Company and the relevant regulations:

As ordinary resolutions:

13. To consider and approve the election of Mr. Tang Jianbang as an Independent Director of the fourth session of the Board of Directors of the Company.

14. To consider and approve the election of Mr. Luo Zhongmin as an External Supervisor of the fourth session of the Supervisory Committee of the Company.

Biographical details of Mr. Tang Jianbang (“Mr. Tang”) are set out below:

Mr. Tang, born in September 1946, has many years of experience in financial service sector. He successively served as the Deputy Director, Deputy Head and Head of the Information Computer Department of Agricultural Bank of China, Headquarters from November 1983 to March 1996. He was the General Manager of the International Business Department of Agricultural Bank of China in March 1996, the Assistant President of its Headquarters in June 1998, the President of Agricultural Bank of China, Hong Kong Branch, in October 1999, and the Vice President of Agricultural Bank of China in October 2000. He retired in April 2008. From May 2008 to May 2012, Mr. Tang served as the Chairman of the Supervisory Committee of ABC-CA Fund Management Co., Ltd. Mr. Tang obtained a master’s degree in computer science and engineering from Tsinghua University in 1981 and a doctor’s degree in science and management engineering from Beijing University of Aeronautics and Astronautics in 2000.

Commission File Number 001-31914

The proposed appointment of Mr. Tang as a Director is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”). Mr. Tang will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Board. He is eligible for re-election upon expiry of his term. According to the relevant regulatory requirements of China, Mr. Tang will not receive any director’s fee or remuneration from the Company.

Mr. Tang has not held any directorships in other listed public companies in the last three years, and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed above, Mr. Tang does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Further, there is nothing in respect of the appointment of Mr. Tang which needs to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor is there anything which needs to be brought to the attention of the shareholders of the Company.

The Board considers that Mr. Tang as the proposed Independent Director possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experience in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, Mr. Tang has confirmed his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that Mr. Tang meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

Biographical details of Mr. Luo Zhongmin (“Mr. Luo”) are set out below:

Mr. Luo, born in June 1950, has many years of experience in the insurance sector and is familiar with the insurance market and insurance regulatory matters. He joined the People’s Insurance Company of China, Gansu Branch, in 1988 and subsequently served as the Deputy General Manager of the provincial branch. He served as the Director of Hunan Insurance Regulatory Bureau in 2001 and the Chairman of the Insurance Institute of China from 2008 to November 2011. Mr. Luo, a Senior Economist, graduated from Gansu Finance and Trade College with a college diploma in business and economic management.

The proposed appointment of Mr. Luo as a Supervisor is subject to the approval of the CIRC. Mr. Luo will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of Supervisory Committee. He is eligible for re-election upon expiry of his term. The annual total remuneration of the External Supervisor of the Company is RMB150,000, which is determined with reference to his duties and responsibilities and subject to the approvals of the Board and the shareholders’ general meeting.

Mr. Luo has not held any directorships in other listed public companies in the last three years, and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed above, Mr. Luo does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Commission File Number 001-31914

Further, there is nothing in respect of the appointment of Mr. Luo which needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules, nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Recommendation

The Board considers that the above resolutions to be proposed at the EGM are in the interest of the Company and its shareholders as a whole. Accordingly, the Directors of the Company recommend that all shareholders vote in favour of the above resolutions to be proposed at the EGM.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 21 June 2012

As at the date of this announcement, the Board comprises:

Executive Directors: Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Director: Miao Jianmin

Independent Non-executive Directors: Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

Notes:

1.	The supplementary proxy form for the above ordinary resolutions is attached to this supplementary notice.

2.	Please refer to the Notice dated 25 May 2012 for details in respect of the other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters.